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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities & Investment Planning Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch 973-701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200, Morristown, New Jersey 07960
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/12

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities & Investment Planning Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18, 20[illegible]

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXX cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES & INVESTMENT PLANNING COMPANY

Financial Statements

December 31, 2008

With Independent Auditors' Report

Securities & Investment Planning Company
Table of Contents
December 31, 2008

Page(s)

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-10

Supplementary Information

Schedule of Computation of Net Capital Pursuant to SEC Rule 15c3-1 11

Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 12-13

umSmith+Brown
ofessional Corporation
fied Public Accountants and Consultants

South Street, Suite 200
ristown, New Jersey 07960-6497 USA
898 9494 . fax 973 898 0686
w.withum.com

itional Offices in New Jersey,
York, Pennsylvania, Maryland,
da, and Colorado

Independent Auditors' Report

To the Stockholders
Securities & Investment Planning Company

We have audited the accompanying statement of financial condition of Securities & Investment Planning Company as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities & Investment Planning Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

February 26, 2009

Securities & Investment Planning Company
Statement of Financial Condition
December 31, 2008

Assets

Current assets	
Cash and cash equivalents	$ 345,866
Accounts receivable - customers	24,986
Due from clearing broker	246,202
Deposits with clearing brokers	301,856
Securities owned, at market value	238,958
Federal income taxes receivable	47,422
Other assets	4,480
Total current assets	1,209,770
Property and equipment	10,902
	$ 1,220,672

Liabilities and Stockholders' Equity

Current liabilities	
Accounts payable and accrued expenses	$ 289,226
Securities sold not yet purchased, at market value	39,910
State income taxes payable	3,557
Total liabilities	332,693
Stockholders' equity	
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 123 shares	123
Additional paid-in capital	2,016,744
Accumulated deficit	(1,128,888)
Total stockholders' equity	887,979
	$ 1,220,672

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Operations
Year Ended December 31, 2008

Revenues	
Commission income	$ 3,866,997
Net trading gain	747,773
Interest and dividend income	330,092
Miscellaneous	152,238
Total revenues	5,097,100
Costs and expenses	
Employee compensation and benefits	2,946,956
Clearance charges	1,409,410
Quotation and communication expenses	179,999
Rent	180,745
Professional fees	220,074
Insurance	28,912
Regulatory fees, registration fees and licenses	33,122
Telephone and utilities	74,576
Office expenses	60,625
Meals and entertainment	37,027
Dues and subscriptions	23,556
Depreciation expense	3,738
Other	78,253
Total costs and expenses	5,276,993
Operating loss	(179,893)
Other income (expense):	
Other income	25,752
Interest expense	(184)
Total other income (expense)	25,568
Loss before benefit (provision) for income taxes	(154,325)
Benefit for federal taxes	42,504
Provision for state income taxes	(15,448)
Net loss	$ (127,269)

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2008	$ 103	$ 1,716,764	$ (836,119)	$ 880,748
Stockholder dividends paid	-	-	(165,500)	(165,500)
Common stock issued	20	299,980	-	300,000
Net loss	-	-	(127,269)	(127,269)
Balance, December 31, 2008	$ 123	$ 2,016,744	$ (1,128,888)	$ 887,979

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (127,269)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,738
Changes in operating assets and liabilities:	
Due from clearing broker	(44,934)
Deposit with clearing brokers	65,246
Accounts receivable	(24,986)
Securities owned, at market value	317,504
Income taxes receivable	(47,422)
Accounts payable and accrued expenses	(7,009)
Securities sold not yet purchased, at market value	(86,755)
Income taxes payable	(47,027)
Net cash provided by operating activities	1,086
Cash flows from financing activities	
Principal payments on loan	(5,641)
Repayments of related party advances	(301,957)
Sale of common stock	300,000
Dividends paid to stockholder	(165,500)
Net cash used in financing activities	(173,098)
Net decrease in cash and cash equivalents	(172,012)
Cash and cash equivalents, at beginning of year	517,878
Cash and cash equivalents, at end of year	$ 345,866
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 64,722
Interest	$ 184

The Notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Nature of Business Operations

Securities & Investment Planning Company (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company brokers securities transactions for customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash equivalents include operating, savings and money market amounts.

Accounts Receivable

Accounts receivable are comprised of fees from customers requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

As of December 31, 2008, management has determined that no allowance for doubtful accounts is necessary based on collection experience.

Due from Clearing Broker

Due from clearing broker are commissions receivable that are uncollateralized trade obligations due under normal trade terms requiring payment within approximately 5 days of trade date. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2008.

Valuation of Securities Owned

Securities owned are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. As of December 31, 2008 the net book value of property and equipment is $10,902. Depreciation expense for the year ended December 31, 2008 was $3,738. Acquisitions, major improvements and renewals are capitalized and depreciated. Repairs and maintenance expenditures are expensed as incurred.

Property and equipment at December 31, 2008 consist of the following:

Computer equipment	$ 181,665
Furniture and fixtures	56,795
Leasehold improvements	1,913
Total	240,373
Less: accumulated depreciation	(229,471)
	$ 10,902

Revenue Recognition
Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

Income Taxes
The Company follows the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes, which requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates in effect for the year in which the temporary differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

For the year ended December 31, 2008, the Company is able to carryback the entire 2008 net operating loss to prior periods when the Company generated taxable income. At December 31, 2008 such amount ($42,504) was recognized as a benefit in 2008 and the net amount is classified as an Income tax receivable in the accompanying statement of financial condition. Such amount is expected to be refunded in the year ending December 31, 2009.

Deferred tax assets are principally comprised of the unused State net operating losses. Based on an assessment of all available evidence, including the high degree of volatility in the Company's historical results of operations, economic conditions and the inherent uncertainties related in the Company's ability to generate taxable income in future periods, management has concluded that the realization of such deferred tax assets cannot be considered more likely than not. Accordingly, a valuation allowance has been established against the entire deferred tax asset of approximately $117,000 at December 31, 2008. During 2008, the Company increased its valuation allowance by approximately $9,000 as a result of incurring taxable losses for NJ purposes in 2008. The Company's 2008 tax provision relates primarily to various current state taxes and minimum filing obligations for various states, including New Jersey. As of December 31, 2008, the Company had New Jersey net operating loss carryforwards of $1,985,000, which begin to expire in 2008.

The Company, in accordance with Financial Accounting Standards Board ("FASB") Financial Staff Position FIN 48-3, has deferred the application of FIN 48, "Accounting for Uncertainty in Income Taxes" until its first fiscal year beginning after December 15, 2008. The Company's accounting policy is to evaluate uncertain tax positions in accordance with FASB No. 5 "Accounting for Contingencies".

Disclosures about Fair Value of Financial Instruments
The carrying amounts of accounts receivable, due from clearing broker and accounts payable and accrued expenses approximate fair value due to the short maturity of these items.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification and Adjustments from FOCUS Report
Cash equivalents totaling $234,516 at December 31, 2008 were initially presented in "Due from clearing broker" in the Company 2008 Focus Report. Such amounts has been reclassified and presented in "Cash and cash equivalents" in the accompanying statement of financial condition. Federal income taxes receivable totaling $47,422 has been deducted as a non allowable asset in the accompanying supplemental schedule. Such amount was not included on the Company's originally filed 2008 Focus Report. Adjustments to accounts payable and accrued expenses have decreased net capital by $43,595 from the Company 2008 Focus Report. Adjustments to income taxes have increased net capital by $47,027 from the Company 2008 Focus Report.

Effects of New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. In February 2008, the FASB issued Staff Position 157-2, "Effective Date of FASB Statement 157", which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Company adopted SFAS 157 on January 1, 2008 with no material impact on the financial statements.

SFAS 157 applies when Companies are required to use market value for a particular instrument or for which they have chosen to use market values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs that market participants would use in pricing the asset or liability are used in valuation techniques to measure fair value. Inputs may be observable or unobservable and are prioritized into three levels: Quoted price in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). The levels are used to reflect the amount of certainty that pertains to the valuation of a financial asset or liability. The Securities Owned account and the Securities Sold, Not Yet Purchased accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities. The adoption of SFAS 157 did not have a material impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in operations at each reporting date. The Company adopted this new accounting standard on January 1, 2008. The Company has not elected to measure any financial assets or financial liabilities which were not previously required to be measured at fair value. Therefore, the adoption of SFAS 159 did not have any effect on our financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand the effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for interim periods beginning after November 15, 2008, with early application encouraged. The Company currently does not believe that the adoption of this standard will have a material effect on our financial statements.

2. Deposits with Brokers
As of December 31, 2008, the Company had in effect clearing agreements with two independent brokers (Jefferies & Company and Merrill Lynch). During 2008, the Company ended their clearing agreements with NF Clearing, LEK Securities, and Southwest Securities. The Company currently has a depository account with Jefferies & Company in the amount of $253,753 at December 31, 2008, pursuant to the clearing agreement. The clearing deposits of NF Clearing and LEK Securities represent the remaining balance, which is expected to be refunded to the Company in 2009.

3. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had defined net capital of $476,849, which was $376,849 in excess of its required minimum net capital of $100,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .61 to 1.

4. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying Statement of Financial Condition. The securities balances as of December 31, 2008 include equity securities, option securities and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $323,340, which includes the haircut on option securities of $296,676. The options generally expire through the first half of 2009. These transactions may result in off-balances sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2008 Statement of Financial Condition.

The Company records customer transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

As of the balance sheet date and various time throughout the year, certain cash balances at a financial institution exceeded the federally insured limit of $250,000. Management monitors regularly the financial condition of the banking institution, along with their balances in cash and cash equivalents and endeavors to keep this potential risk at a minimum.

The Company has a concentration of credit risk with respect to commissions receivable and amounts due from and on deposit with a third party broker. Management concluded that the credit risks associated with these relationships is reduced due to the short term settlement of these balances, the extensive number of customers and the financial condition of the broker.

6. Commitments and Contingencies

The Company is renting office space in Chatham, New Jersey on a month-to-month basis, at a monthly rental expense of $7,500. On April 1, 2006, the Company entered into a lease agreement to rent office space in Boca Raton, Florida, with an expiration date of March 31, 2009 and a total agreed rent of $63,525 plus applicable Florida Sales Tax. The lease was terminated in October 2008. During 2008, the Company entered into a six month lease for space in New York from February 1, 2008 through July 31, 2008 at a monthly rent of $5,628. The lease was renewed in July and extended through December 31, 2008. In December 2008 the Company entered into a two month lease effective January 1, 2009 through February 28, 2009 with monthly rent of $6,343. The total rent expense for the year ended December 31, 2008 amounted to $180,745.

The Company is the lessee of equipment under an operating lease, payable in 48 monthly installments of $338 commencing November 2007. The approximate minimum rental commitments of the Company, under non-cancelable leases with terms in excess of one year, are $13,024, $4,056, and $3,380 in 2009, 2010 and 2011, respectively.

6. Commitments and Contingencies (continued)

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes that the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows.

The Company also has employment agreements with certain employees.

7. Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $4,105 for the year ended December 31, 2008.

8. Related Party Transactions

The Company's President provides brokering and administrative services and the President's spouse provides only administrative services. The related compensation of both is at the President's discretion. In 2008, compensation expense incurred and paid for such services totaled $189,163.

During 2008, Cambria Holding Inc. ("Cambria", an entity that is controlled by the Company's majority stockholder) provided consulting services for the Company totaling $29,616.

During 2008, the Company repaid a $301,957 advance to Cambria. In addition, Cambria purchased twenty shares of common stock of the Company for aggregate cash proceeds of $300,000. The amount received in excess of the stock's par value was recorded as additional paid in capital. The proceeds were used to fund the Company's general working capital and business development needs.

9. Subsequent Event (unaudited)

In 2009 and subject to applicable regulatory approvals and a final corporate resolution, it is the intention of the Company's stockholder to contribute all of his shares to Cambria, which will result in Cambria owning 100% of the Company. The Company then intends to convert under state law by direct conversion (or by merger) to become a limited liability company.

Securities & Investment Planning Company
Supplementary Schedule of Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2008

Total stockholders' equity	$	887,979
Deductions		
Nonallowable assets		
Accounts receivable		24,986
Federal income taxes receivable		47,422
Other assets		4,480
Property and equipment, net		10,902
Haircuts on securities owned		323,340
Total deductions		411,130
Net capital	$	476,849
Aggregate indebtedness	$	292,783
Minimum net capital required	$	100,000
Net capital over minimum requirement	$	376,849

Reconciliation with Company's computation, Included in Part II A of Form X-17A-5, as of December 31, 2008:

Net capital as reported in Company's December 31, 2008, FOCUS reports	$	473,417
Audit adjustments		
Net adjustment to accounts payable and accrued expenses		(43,595)
Net adjustment to income taxes		47,027
Net capital, as stated above	$	476,849

See Independent Auditors' Report.

thumSmith+Brown
Professional Corporation
ertified Public Accountants and Consultants

65 South Street, Suite 200
lorristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Supplementary Report
On Internal Accounting Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Stockholders
Securities & Investment Planning Company:

In planning and performing our audit of the financial statements and supplemental schedule of Securities & Investment Planning Company as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Securities & Investment Planning Company to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management. However, we identified deficiencies in certain discrete aspects of internal control over financial reporting that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2009.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkin Smith & Brown, P.C.

February 26, 2009

END